

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 1, 2023

Oleg Bilinski
Chief Executive Officer
Mag Magna Corp.
325 W Washington St., Ste 2877
San Diego, CA 92103

> **Re: Mag Magna Corp.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed July 26 2023**
> **File No. 333-268561**

Dear Oleg Bilinski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2023 letter.

Amendment No. 7 to Registration Statement on Form S-1 filed July 26, 2023

Dilution, page 22

1. Please reconcile for us how you calculated your historical net tangible book value as of April 30, 2023 to be ($13,623). Please revise and review the calculations within the other scenarios of your offering sold as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 24

2. We note your disclosures related to your total expenses for the period ended January 31, 2023 rather than the year ended April 30, 2023. Please revise this section to discuss your total expenses for the year ended April 30, 2023.

Mag Magna Corp Statement of Operations, page F-3

3.   The sum total of operating expenses does not appear to calculate correctly. Please revise your financial statements and related disclosures (e.g. Management's Discussion and Analysis) accordingly, and label each header to the financial statements for the affected column for the year ended April 30, 2023 as "restated".

You may contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Roger D. Linn